Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 27th, 2007
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ☐

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of April 26th, 2007

•	Interim Report to March 31st, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: April 27th, 2007	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and
Member of the Management Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quand-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.H. T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 pr@altana.de www.altana.de
The new ALTANA starts with good First Quarter 2007
•	Sales: +7 percent

•	Earnings (EBITDA): +23 percent

•	Optimistic outlook for 2007
Bad Homburg / Wesel, April 26, 2007. ALTANA AG (NYSE: AAA, FSE: ALT), which is operating as a pure specialty chemicals company since January 1, 2007, achieved consolidated sales of €349 million in the first quarter of 2007, an increase of 7%. Adjusted for minor acquisition and exchange rate effects (-3%), operating growth was 10%. Business in Asia and Europe developed especially positively, with a sales growth of 9% respectively. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 23% to €62 million. The significant increase is mainly due to double-digit increases in earnings in all divisions. The EBITDA margin was 17.7%, reflecting as expected the temporarily increased costs related to the dual group structure with two headquarters in Bad Homburg and Wesel. This structure is to be maintained until the middle of 2007. Income before taxes (EBT) amounted to €78 million in the first quarter of 2007, corresponding to an increase of €49 million on the prior-year’s figure. EBT are very positively influenced by the interest yield from the investment of the purchase price for ALTANA Pharma.
Positive sales and earnings development in all divisions
All four divisions of ALTANA contributed to the good business performance in the first quarter. Sales in the largest division, Additives & Instruments, climbed by 9%, from €103 million to €113 million. At €35 million (prior year: €31 million), EBITDA rose by 15%.
In the first quarter of 2007, Effect Pigments achieved sales of €89 million, translating into an increase of €7 million or 9% on the prior-year’s figure. EBITDA amounted to €21 million, and was therefore up by €5 million or 30% compared to the first quarter of 2006.
At €90 million, sales in the Electrical Insulation division were up by €6 million or 7% on the prior year. EBITDA climbed by 23% to €14 million (prior year: €12 million).
The Coatings & Sealants division reported a sales increase of 2% in the first quarter of 2007, from €55 million to €57 million. EBITDA improved by 13 % to €6 million.

“The development of the first quarter 2007 proves that ALTANA has equally strong growth and earnings momentum,“ stated Dr. Matthias L. Wolfgruber, President and CEO of ALTANA Chemie and designated CEO of ALTANA AG. “The company is robustly positioned to also achieve in the future its ambitious growth and earnings goals as a worldwide successful specialty chemicals group.”
Delisting in the U.S.
On April 24, 2007, ALTANA’s Management Board decided to delist from the New York Stock Exchange (NYSE) and to file a deregistration application with the Securities and Exchange Comission (SEC). After successful deregistration, ALTANA will no longer be subject to the regulations of the U.S. securities laws including the reporting obligations and regulations of the Sarbanes-Oxley Act resulting from a registration with the SEC. With this step ALTANA will take the new Group structure into consideration: In 2002, it was mainly on account of ALTANA Pharma’s activities in the U.S. that ALTANA opted for a U.S. listing. ALTANA has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its common stock in a quotation medium in the United States.
Positive outlook for the business year 2007 For the current business year, ALTANA expects an ongoing positive business environment and further increase in demand for specialty chemicals products. Raw material prices should stabilize at a high level. Our presumed exchange rate is U.S. Dollar 1.32 per Euro on an annual average. On this basis, we still expect a mid-range single-digit growth in sales to a level of €1.34 to €1.39 billion and a strong double-digit growth in EBITDA to a level between €210 and €240 million in 2007. Income before taxes (EBT) will be positively influenced by the extraordinary interest yield of about €50 to €60 million from the investment of the purchase price for ALTANA Pharma.
Key Figures, Q1 2007

	January to	January to
	March 2007	March 2006	Change
ALTANA Group	in € million	in € million	in %
Sales	349	324	+ 7
Earnings before interest, taxes, depreciation	62	50	+ 23
and amortization (EBITDA)
Operating income (EBIT)	43	30	+ 40
Income before taxes (EBT)	78	29	>100
EBT margin in %	22.5	8.9
Net income (EAT)[1]	50	19	>100
Earnings per share (EPS) in €[1]	0.36	0.14	>100
Research and development expenses	17	17	+ 3
Capital expenditure on intangible assets and	13	14	- 9
property, plant and equipment
Number of employees (March 31)[1]	4,532	4,461	+ 2

1: The prior-year figures relate to the continuing operations.

A conference call for analysts will take place today, April 26, 2007, at 2:00 p.m. (local time, CEST). More information on the relevant audio webcast, this press release and the report on Q1 is available at www.altana.com.
This press release contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for the ALTANA Group. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, including asset and financial position, sales, and earnings, to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop new and innovative chemical products, the company’s ability to maintain close ties with its customers, the business cycles experienced by its customers, and the prices for raw materials in ALTANA’s business.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries please contact:

Dr. Thomas Gauly	Achim Struchholz
Head of Corporate Communications &	Head of Corporate Communications
Investor Relations	ALTANA Chemie AG

Investor Relations:	Media Relations
P +49 (0) 6172 1712-163	P + 49 (0) 281 670 2460
F +49 (0) 6172 1712-158	F + 49 (0) 281 670 1114

Interim Financial Report
First Quarter 2007
January 1 to March 31, 2007
ALTANA

ALTANA Group
Key figures at a glance

	Q1 / 2007	Q1 / 2006[1]	Δ%
in € million
Sales	349	324	7
Earnings before interest, taxes, depreciation and amortization (EBITDA)	62	50	23
EBITDA margin (%)	17.7%	15.5%
Operating income (EBIT)	43	30	40
EBIT margin (%)	12.2%	9.3%
Income before taxes (EBT)	78	29	> 100
EBT margin (%)	22.5%	8.9%
Net income (EAT)	50	19	> 100
EAT margin (%)	14.2%	5.7%
Earnings per share (EPS) (in €)	0.36	0.14	> 100
Research and development expenses	17	17	3
Capital expenditure on intangible assets and property, plant and equipment	13	14	- 9
Cash flow from operating activities	25	27	- 12

	March 31,	December 31,
	2007	2006	Δ%
in € million
Total assets	6,350	6,340	0
Shareholders’ equity	5,806	5,759	1
Outstanding shares (in thousands)	135,987	135,987	0
Net financial assets[2]	4,621	4,568	1
Employees	4,532	4,484	1

ALTANA Share	Q1 / 2007	Q1 / 2006	Δ%
FSE (Xetra), in €
Closing price	48.62	51.14	- 5
High	48.77	51.65	-6
Low	45.18	43.46	4
Trading volume (average number per trading day)	1,149,847	709,954	62
Market capitalization (in € million, March 31)	6,826	7,180	- 5

[1]	The prior year figures relate to the continuing operations

[2]	Net financial assets comprise cash and cash equivalents, marketable securities, debt and employee benefit obligations
Interim Financial Report 2

Interim Financial Report
First Quarter 2007

Interim Management Report

Business Performance and Earnings Situation	4
Sales Development	4
Earnings Development	5
Segment Reporting	6

Financial Position	8
Assets, Liabilities and Shareholders’ Equity	8
Liquidity and Cash Flow	8
Capital Expenditure	9

Employees	9
Opportunities and Risks	9
Outlook	9

Interim Financial Statements

Balance Sheet	10
Income Statement	11
Cash Flow Statement	12
Changes in Equity	12
Notes	13

Legal Disclaimer

Contact

Financial Calendar

Interim Financial Report 3

Interim Management Report
Until the end of the business year 2006, the ALTANA Group was composed of the two divisions ALTANA Chemie and ALTANA Pharma as well as the holding company ALTANA AG. The Pharmaceuticals division, ALTANA Pharma, was divested effective as of December 31, 2006. All figures on the financial year 2006 in this interim management report relate to the continuing operations of the ALTANA Group, i.e. to ALTANA Chemie and the holding company ALTANA AG.
Business Performance and Earnings Situation
Key Figures

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Sales	349	324	7
Earnings before interest, taxes, depreciation and amortization (EBITDA)	62	50	23
EBITDA margin (%)	17.7%	15.5%
Operating income (EBIT)	43	30	40
EBIT margin (%)	12.2%	9.3%
Income before taxes (EBT)	78	29	> 100
EBT margin (%)	22.5%	8.9%
Net income (EAT)	50	19	> 100
EAT margin (%)	14.2%	5.7%
Sales Development:
Dynamic start into the new year
With sales growing by 7% to €349 million, ALTANA started dynamically into its first year as a pure specialty chemicals company. The demand for our products grew on a broad basis, so that all divisions and regions were able to report sales increases. With high single-digit growth rates, the Additives & Instruments and Effect Pigments divisions contributed most to the growth of the ALTANA Group. Sales in the Electrical Insulation and Coatings & Sealants divisions also grew in comparison to the prior year. Exchange rate effects (- 3%) had a negative impact on the sales development, with the weakening U.S. Dollar having a particular negative effect. Adjusted for exchange rate as well as minor acquisition effects, operating growth in the first quarter was 10%.
     ALTANA’s divisions contributed to the good business performance as follows:
Sales by Division

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Additives & Instruments	113	103	9
Effect Pigments	89	82	9
Electrical Insulation	90	84	7
Coatings & Sealants	57	55	2

Total	349	324	7

Interim Financial Report 4

Sales increases were achieved in all regions. In our European markets, which account for almost half of the sales, the increase was 9% to €174 million (operating growth: + 10%). Sales in the home market Germany climbed by 7%. The Asian region again contributed disproportionately to the positive business development with a growth in sales of 9% (operating growth: + 14%). In the American markets a growth of 3% to €86 million was achieved, despite the negative development of the U.S. Dollar. Operating growth in these markets was 6%. The operating sales growth in the U.S. markets (+10%) was set against negative exchange rate effects leading to a nominal growth of 2%.
Sales by Region

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Europe	174	159	9
thereof Germany	60	56	7
Americas	86	84	3
thereof U.S.	63	61	2
Asia	79	72	9
thereof China	35	32	9
Other regions	10	9	10
Total	349	324	7
Earnings Development:
Growth in earnings in all divisions
The strong growth in earnings is primarily due to the dynamic development in all divisions. All earnings figures which are directly influenced by the operating business show a significant increase compared to the prior year. In addition, ALTANA’s earnings are influenced by two special items: temporarily increased costs related to the dual holding structure, which will be maintained until the middle of the year, as well as the interest yield on the liquid funds, intended for distribution, from the sale of ALTANA Pharma.
     At €62 million, earnings before interest, taxes, depreciation and amortization (EBITDA) were up by 23% on the prior-year figure. All divisions reported double-digit growth on the EBITDA level. Adjusted for exchange rate as well as acquisition and divestment effects, an operating EBITDA growth of 24% was achieved. Measured in terms of sales, the EBITDA margin climbed to 17.7%, slightly below the target corridor of 18 to 20%, which should be reached again by 2008, after having reduced the holding costs to a sustainable level.
     Depreciation and amortization on intangible assets and property, plant and equipment are approximately on prior-year’s level. Operating income (EBIT) consequently was increased by 40% to €43 million. Due to the acquisition activities the depreciation and amortization level is relatively high in the Effect Pigments, Electrical Insulation as well as Coatings & Sealants divisions.
     The interest income related to the investment of the proceeds from the sale of the Pharmaceuticals division is reflected in the financial result. Consequently, financial income rose to €47 million (prior year: €3 million). Financial expenses in the first quarter comprise an impairment of the investment in Nanophase Technologies Corporation of €3 million.
     Income before taxes (EBT) amounted to €78 million, compared to €29 million in the prior year. Influenced by the mentioned special items, return on sales was 22.5% (prior year: 8.9%).
     In the first quarter, the effective tax rate was 36.8% (prior year: 36.7%). Net income (EAT) for the reporting period amounted to €50 million (prior year: €19 million).
Interim Financial Report 5

Segment Reporting:
Positive business development in all divisions
Additives & Instruments

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Sales	113	103	9
EBITDA	35	31	15
EBIT	31	26	16
Sales in the Additives & Instruments division rose by 9% to €113 million in the first quarter. Adjusted for negative exchange rate effects (- 3%), operating growth was 12%. Substantial sales increases were achieved in all regions. The important European market in particular developed very dynamically with a growth of 12%. With 10%, the Asian market also achieved a double-digit growth. Due to the good sales and comparatively favorable cost development, EBITDA improved disproportionately by 15% to €35 million. Consequently, the EBITDA margin improved to 31.4% (prior year: 29.8%). With depreciation and amortization at prior-year’s level (€5 million in both years), this led to an increase in operating income (EBIT) by 16% to €31 million.
Effect Pigments

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Sales	89	82	9
EBITDA	21	16	30
EBIT	13	8	60
The Effect Pigments division achieved sales of €89 million (prior year: €82 million). This corresponds to an increase of 9%. Adjusted for exchange rate effects, operating growth was 13%. The strongest sales increases were achieved in the Asian and European markets (+ 13% and + 11%, respectively). The dynamic sales development, a favorable product mix in the period under review as well as price adjustments as a result of increased raw material prices combined with a comparatively favorable cost development led to an EBITDA of €21 million. This corresponds to an increase of 30% on the prior year. At 23.6%, the EBITDA margin was disproportionately high in the first quarter (prior year: 20.0%). The division’s operating income (EBIT), which was influenced by high acquisition-related depreciation and amortization, was up €5 million (+ 60%) on the prior year, amounting to €13 million in the first quarter of 2007.
Electrical Insulation

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Sales	90	84	7
EBITDA	14	12	23
EBIT	11	7	53
Sales in the Electrical Insulation division grew by 7% to €90 million; adjusted for exchange rate effects (- 4%) and the acquisition of ALTANA Isolantes Elétricos do Brasil (+ 3%), operating growth was 8%. The strongest nominal growth was reported in Europe, where sales increased by 10% to €37 million. The business development in Asia was especially dynamic, resulting in an operating growth of 11% (nominal growth: 5%) to €28 million. EBITDA amounted to €14 million (prior year: €12 million). In addition to the positive business development, the increase in earnings is also due to the effect of the reorganization of production structures in the previous year which had led to the closure of three production sites. The division’s EBITDA margin was 16.0% (prior year: 14.0%). The closures also led to impairments on certain assets. As a result, operating income (EBIT) rose disproportionately to €11 million, up 53% on the prior year.
Interim Financial Report 6

Coatings & Sealants

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Sales	57	55	2
EBITDA	6	6	13
EBIT	4	3	22
The Coatings & Sealants division was able to increase sales by 2%, adjusted for currency effects of -2%, operating growth was 4%. The strongest nominal growth with 8% was achieved in the American markets (operating growth: + 10%). In Asia sales were up by 6%. At €6 million, earnings before interest, taxes, depreciation and amortization (EBITDA) were up 13% on the prior-year’s figure. Consequently, the division’s EBITDA margin was increased to 11.1% (prior year: 10.1%). With €2 million, depreciation and amortization remained at prior-year’s level; operating income (EBIT) was €4 million (prior year: €3 million).
Overview of Segment Reporting
The following table reconciles the divisions’ key figures to the respective figures of the ALTANA Group. Intra-division transactions are consolidated within the respective division.
     The Holding and reconciliation column primarily comprises the costs of the present dual holding structure with ALTANA AG in Bad Homburg and ALTANA Chemie AG, headquartered in Wesel. The headquarters in Bad Homburg will be closed down by mid-year 2007. In the first quarter of 2007, expenses of the holding amounted to €16 million on EBIT basis, with an amount of €9 million attributable to the administration in Bad Homburg and €7 million to Wesel.

	Additives &	Effect	Electrical	Coatings &	Holding and	ALTANA
	Instruments	Pigments	Insulation	Sealants	reconciliation	Group
in € million
Sales
Q1/2007	113	89	90	57	—	349
Q1/2006	103	82	84	55	—	324

EBITDA
Q1/2007	35	21	14	6	-15	62
Q1/2006	31	16	12	6	-14	50

EBIT
Q1/2007	31	13	11	4	-16	43
Q1/2006	26	8	7	3	-15	30
Interim Financial Report 7

Financial Position
Key Figures

	March 31,	December 31,
	2007	2006	Δ%
in € million
Total assets	6,350	6,340	0
Shareholders’ equity	5,806	5,759	1
Net financial assets[1]	4,621	4,568	1

	Q1 / 2007	Q1 / 2006	Δ%
in € million
Cash flow from operating activities	25	27	- 12
Cash flow from investing activities	432	- 22	> 100
Cash flow from financing activities	- 32	- 17	- 81

[1]	Net financial assets comprise cash and cash equivalents, marketable securities, debt and employee benefit obligations
Assets, Liabilities and Shareholders’ Equity:
Balance sheet dominated by proceeds from the sale of ALTANA Pharma
In terms of its structure, ALTANA’s balance sheet remained largely unchanged as compared to the end of 2006. It is dominated by the proceeds from the sale of ALTANA Pharma which were invested in money market funds and time deposits.
     Capital expenditure and depreciation relating to property, plant and equipment almost balanced each other. The acquisition-related high amortization on intangible assets led to a regular reduction of this position. Within current assets, trade accounts receivable rose mainly due to business expansion and seasonal reasons; this development was also supported by the disproportionately positive business performance in Asia, where long payment times are common. The remaining purchase price receivable due from the acquirer of ALTANA Pharma (€50 million), shown under other current assets as of December 31, 2006, was paid. As a result of the investment activities with regard to the proceeds, securities were switched into cash and cash equivalents in the first quarter.
     The equity ratio was 91% as of March 31, 2007. The extraordinary high shareholders’ equity is due to the sale of ALTANA Pharma and the corresponding capital gain. On approval of the dividend proposal by the Annual General Meeting on May 3, 2007, there will be a dividend distribution of about €4.7 billion. This will lead to a significant balance sheet contraction, a considerable reduction of the equity ratio to about 60%, and a net debt position of about €200 million.
Liquidity and Cash Flow:
Cash flow influenced by the realignment of the Group
As of March 31, 2007, ALTANA’s cash and cash equivalents amount to €2,961 million. Cash flows were significantly influenced by the sale of ALTANA Pharma and the changes in the Group structure. At €25 million, cash flow from operating activities was slightly below the prior-year’s figure of €27 million, comprising a business-related growth in working capital, the interest yield from the investment of the proceeds, and final payments for the termination of employee incentive programs.
     Cash flow from investing activities amounted to €432 million (prior year: -€22 million). In addition to investments in intangible assets as well as property, plant and equipment, this item comprises the shift of securities into cash and cash equivalents (+€410 million) as well as the final settlement of the sales price for ALTANA Pharma (+ €50 million), which is shown net of the payment of transaction costs (- €15 million) in the first quarter.
     With regard to cash flow from financing activities, an outflow of €32 million is reported in the period under review. In the first quarter of 2007, the Herbert Quandt Foundation’s endowment funds (€35 million) so far deposited with ALTANA AG were paid back to the foundation.
Interim Financial Report 8

Capital Expenditure:
Investment volume on expected level
Capital Expenditure by Division

	Q1 / 2007	Q1 / 2006	Δ%
Additives & Instruments	5	4	48
Effect Pigments	3	8	- 68
Electrical Insulation	4	3	49
Coatings & Sealants	2	0	> 100
Holding	0	0	—
Total	13	14	-9
In the first quarter, ALTANA invested €13 million (prior year: €14 million) in intangible assets and property, plant and equipment; about 60% (€8 million) were invested in German sites, primarily in the largest production sites in Wesel and Güntersthal. In the first quarter 2007, the majority of the investments was carried out in the Additives & Instruments division (€5 million); the largest investment project is the new finished goods warehouse of BYK-Chemie, Wesel. Due to the project development, investments in the Effect Pigments division were, as planned, below prior year’s level. €1 million of the investments in the first quarter 2007 related to intangible assets, €12 million to property, plant and equipment.
Employees
ALTANA employed 4,532 people around the world as of March 31, 2007. Compared to December 31, 2006, the number of employees worldwide has risen by 48 people, or 1%. At the end of March 2007, 2,633 people were employed by ALTANA’s German companies and 1,899 by companies abroad. The Additives & Instruments division employed 1,069 people; Effect Pigments 1,822; Electrical Insulation 900; and Coatings & Sealants 652. 89 people were employed at the holding level (Bad Homburg and Wesel).
Opportunities and Risks
In the period under review, there were no significant changes in ALTANA’s opportunities and risks compared to what was reported in the 2006 Annual Report.
Outlook
For the current business year 2007, ALTANA expects an ongoing positive business environment and further increase in demand for specialty chemicals products. Raw material prices should stabilize at a high level. The presumed exchange rate is U.S. Dollar 1.32 per Euro on an annual average.
     On this basis, we still expect a mid single-digit growth in sales to a level of € 1.34 to €1.39 billion and a strong double-digit growth in EBITDA to a level between € 210 and €240 million in 2007. Income before taxes (EBT) will be positively influenced by the extraordinary interest yield of about €50 to €60 million from the investment of the purchase price for ALTANA Pharma.
     On approval of the dividend proposal by the Annual General Meeting on May 3, 2007, there will be a dividend distribution of €4.7 billion. This will lead to a significant balance sheet contraction, a considerable reduction of the equity ratio to about 60%, and a net debt position of about €200 million.
Interim Financial Report 9

Interim Financial Statements ALTANA Group
as of March 31, 2007
Balance Sheet ALTANA Group

	At March 31,	At December 31,
Assets	2007	2006
in € million
Intangible assets	507	514
Property, plant and equipment	507	507
Long term investments	13	14
Investment in associated companies	7	7
Deferred tax assets	10	11
Other non-current assets	5	4

Total non-current assets	1,049	1,057

Inventories	210	198
Trade accounts receivable	260	224
Other assets and prepaid expenses	65	106
Marketable securities	1,805	2,219
Cash and cash equivalents	2,961	2,536

Total current assets	5,301	5,283

Total assets	6,350	6,340

	At March 31,	At December 31,
Shareholders’ equity and liabilities	2007	2006
in € million
Equity of the shareholders of ALTANA AG	5,804	5,757
Minority interests	2	2
Total shareholders’ equity	5,806	5,759

Non-current debt	22	23
Employee benefit obligations	100	99
Other non-current provisions	15	15
Deferred tax liabilities	40	37
Other non-current liabilities	2	2

Total non-current liabilities	179	176

Current debt	23	65
Trade accounts payable	97	93
Current tax provisions	115	107
Other current provisions	112	104
Other curent liabilities	18	36

Total current liabilities	365	405

Total shareholders’ equity and liabilities	6,350	6,340

Interim Financial Report 10

Income Statement ALTANA Group

	Q1 / 2007	Q1 / 2006
in € million
Sales	349	324

Cost of sales	-217	-203
Gross profit	132	121

Selling and distribution expenses	- 44	- 41
Research and development expenses	- 17	- 17
General administrative expenses	- 28	- 32
Other operating income / expenses	0	- 1
Operating income (EBIT)	43	30

Financial income	47	3
Financial expenses	-12	-4
Financial result	35	-1

Income from associated companies	0	0
Income before taxes (EBT)	78	29

Income tax expenses	- 28	- 10
Net income (EAT) continuing operations	50	19
Net income (EAT) discontinued operations	—	99
Net income (EAT)	50	118

thereof attributable to minority interests	0	0
thereof attributable to ALTANA AG shareholders	50	118

Earnings per share (EPS) continuing operations (in €)	0.36	0.14
Earnings per share (EPS) discontinued operations (in €)	—	0.73

Diluted earnings per share (EPS) continuing operations (in €)	—	0.14
Diluted earnings per share (EPS) discontinued operations (in €)	—	0.73

Average number of shares outstanding (basic, in thousands)	135,989	135,893
Average number of shares outstanding (diluted, in thousands)	—	135,925
Interim Financial Report 11

Cash Flow Statement ALTANA Group

	Q1 / 2007	Q1 / 2006
in € million
Net income	50	118
Amortization and depreciation on intangible assets and property, plant and equipment	19	43
Changes in assets and liabilities	- 39	- 47
Other	-5	-8
Cash flow from operating activities	25	106
(thereof discontinued operations)	—	(79)

Capital expenditure on intangible assets and property, plant and equipment	-13	-49
Acquisitions	0	-13
Proceeds from the disposal of intangible assets and property, plant and equipment	0	9
Proceeds from the sale of ALTANA Pharma	35	—
Change in marketable securities	410	3
Cash flow from investing activities	432	- 50
(thereof discontinued operations)	—	(- 28)

Change in long-term debt	- 1	- 23
Change in short-term debt	- 31	4
Other	0	6
Cash flow from financing activities	- 32	- 13
(thereof discontinued operations)	—	(4)

Exchange rate effects	0	- 4
Change in cash and cash equivalents	425	39

Cash and cash equivalents as of January 1	2,536	470
Cash and cash equivalents as of March 31	2,961	509

Changes in Equity ALTANA Group
Statement of Recognized Income and Expenses (SORIE)

	Q1 / 2007	Q1 / 2006
in € million
Net income	50	118
Derivative financial instruments	- 1	6
Available-for-sale securities	2	11
Taxes	- 2	- 2
Foreign currency translation	- 2	- 10
Income and expenses directly recognized in equity	- 3	5
Total recognized income and expenses for the period	47	123
Shareholders’ Equity development

	Q1/2007	Q1/2006
in € million
Shareholders’ equity (January 1)	5,759	2,014
Net income	50	118
Income and expenses directly recognized in equity	- 3	5
Other	0	7
Shareholders’ equity (March 31)	5,806	2,144
Interim Financial Report 12

Notes
Accounting Principles
This report for the first three months of 2007 complies with the International Accounting Standard 34. The same accounting policies and valuation principles have been applied as for the preparation of the 2006 consolidated annual financial statements.
Consolidated Entities
In the period under review, there were no material changes in the scope of consolidated entities due to acquisitions or divestments, changes in shareholdings or similar transactions under company law.
Significant Transactions with Related Parties
In the period under review, transactions with related parties were conducted to the same extent and of the same kind as recorded in ALTANA AG’s Annual Report 2006 as far as they relate to the continuing operations.
Treasury Shares
In the period from January 1 to March 31, 2007, 2,971 ALTANA shares were purchased within the framework of the authorization by the 2006 Annual General Meeting. These shares were transferred to the members of the Supervisory Board as part of the their compensation for the business year 2006 in accordance with the Articles of Association. Consequently, the number of treasury shares on March 31, 2007, remained the same as it was on December 31, 2006, namely 4,413,208.
Further Information
In the first quarter of 2007, ALTANA recorded an impairment of €3 million relating to the investment in the Nanophase Technologies Corporation.
     Commitments to intangible assets and property, plant and equipment amounted to € 22 million on March 31, 2007. Of this amount, €11 million are attributable to the finished goods warehouse construction of BYK-Chemie, Wesel.
     In its meeting on March 13, 2007, the Supervisory Board appointed Dr. Matthias L. Wolfgruber (53) new Chairman of the Management Board (CEO) of ALTANA AG and Martin Babilas (35) member of the Management Board (CFO) of ALTANA AG, each effective as of the end of the Annual General Meeting on May 3, 2007. ALTANA’s present CEO, Prof. Nikolaus Schweickart (63) and the present CFO Dr. Hermann Küllmer (63) will then resign from the Management Board and go into retirement. Prof. Schweickart will have been a member of the Management Board for 20 years, 17 thereof as CEO; Dr. Küllmer will have been a Management Board member for 17 years.
     The election of four new Supervisory Board members have been proposed to the Annual General Meeting on May 3, 2007. Namely, Dr. Fritz Fröhlich, CFO of Akzo Nobel N.V. until 2004; Dr. Helmut Eschwey, Chairman of the Management Board of Heraeus Holding GmbH; Werner Spinner, member of the Management Board of Bayer AG until 2003; and Dr. Carl Voigt, Division Head of Degussa AG until 2006. It is planned to propose Dr. Fröhlich as candidate for the election of the Chairman of the Board in case of his election by the Annual General Meeting. Justus Mische, ALTANA’s present Chairman of the Supervisory Board, as well as Dr. Ernst-Uwe Bufe, Prof. Wolfgang A. Herrmann and Prof. Heinz Riesenhuber will resign from their mandates in the Supervisory Board as of the end of the Annual General Meeting on May 3, 2007.
     In its meeting on April 24, 2007, ALTANA’s Management Board decided to delist from the New York Stock Exchange (NYSE) and to file a deregistration application with the American Securities and Exchange Commission (SEC). After successful deregistration, ALTANA will no longer be subject to the regulations of the U.S. securities laws, including the reporting obligations and regulations of the Sarbanes-Oxley Act, arising from the SEC registration.
Interim Financial Report 13

Legal Disclaimer
This interim report contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this interim report include sales and earnings projections for the ALTANA Group and its divisions Additives & Instruments, Effect Pigments, Electrical Insulation and Coatings & Sealants. These statements are based on beliefs of ALTANA’s Management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, including the financial position, sales and earnings of ALTANA to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop new and innovative chemical products, the company ´s ability to maintain close ties with its customers, the business cycles experienced by its customers and the prices for raw materials in ALTANA’s business.
     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation to update forward-looking statements to refl ect facts, circumstances or events that have occurred or changed after such statements have been made.
Interim Financial Report 14

If you have any queries or require further information, please contact ALTANA AG Investor Relations.
Contact

ALTANA AG — Investor Relations
Until June 30, 2007	As of July 1, 2007
P: + 49 (0)6172 / 1712 — 163	P: + 49 (0)281 / 670 -2499
F: + 49 (0)6172 / 1712 — 158	F: + 49 (0)281 / 670 — 1114
ir@altana.de	ir@altana.com

ALTANA AG — Media Relations / Corporate Communications
Until June 30, 2007	As of July 1, 2007
P: + 49 (0)6172 / 1712 — 160	P: + 49 (0)281 / 670 — 200
F: + 49 (0)6172 / 1712 — 158	F: + 49 (0)281 / 670 — 1114
pr@altana.de	pr@altana.com

Address:
Until June 30, 2007	As of July 1, 2007
Am Pilgerrain 15	Abelstr. 45
61352 Bad Homburg	46483 Wesel
Germany	Germany
Financial Calendar 2007

Annual General Meeting	May 3, 2007
Report on Q2 2007	August 8, 2007
Conference Call	August 8, 2007
Report on Q3 2007	November 5, 2007
Conference Call	November 5, 2007
Please note that the above-mentioned dates might be subject to changes.
Date of publication: April 26, 2007
This interim financial report is also available in German.
Imprint
Published by: ALTANA AG
Layout and production: Heisters & Partner, Büro für Kommunikationsdesign
This interim financial report and further information on ALTANA are also available at our website.
Visit www.altana.com.
Interim Financial Report 15